United States
                       Securities and Exchange Commission
                             Washington, D.C. 20549

                          Commission File No.: 0-30999

                                  SCHEDULE 13D

                    Under the Securities Exchange Act of 1934


                          INFINITY CAPITAL GROUP, INC.
                          ---------------------------
                                (Name of Issuer)

                               FAYBER GROUP, INC.
                               ------------------
                             (Former Name of Issuer)

                                     Common
                                     ------
                         (Title of Class of Securities)

                                      None
                                      ----
                                 (Cusip Number)

        Wulf Rehder, 4636 Timber Lane, Occidental, CA 95465; 707-874-3127
--------------------------------------------------------------------------------
(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

                                   May 2, 2005
                               ------------------
             (Date of Event which Requires Filing of this Statement)

         If the filing person has previously filed a statement Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13-d(b)(3) or (4), check the following box / /.

                                  SCHEDULE 13D



CUSIP NO.: None                                                Page 1 of 5 Pages


1.       Name of Reporting Person and
         S.S. or I.R.S. Identification No.

         Wulf Rehder

2.       Check the Appropriate Box if A Member of a Group*

         a /  /
         b /  /

3.       SEC Use Only


4.       Source of Funds

         NA

5. Check Box if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e)

         /  /

6.       Citizenship or Place of Organization

         German citizen and permanent US resident (permanent green card).

7.       Sole Voting Power

         342,358 Common Shares
         13,125 Class C Warrants

8.       Shared Voting Power

         0

9.       Sole Dispositive Power

         342,358 Common Shares
         13,125 Class C Warrants

10.      Shared Dispositive Power

CUSIP NO.: None                                                Page 2 of 5 Pages


11.      Aggregate Amount Beneficially Owned by Each Reporting Person

         Directly -  342,358 Common Shares
                     13,125 Class C Warrants

         Indirectly - 0

12.      Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares

         /  /

13.      Percent of Class Represented by Amount in Row (11)

         6.14% at May 6, 2005
         5.51% if Warrants are exercised

14.      Type of Reporting Person

         IN

ITEM 1.  SECURITY & ISSUER

     This statement relates to common shares of Infinity Capital Group, Inc., formerly known as Fayber Group, Inc., 7 Dey Street, Suite 900, New York, NY 10007.


ITEM 2.

     (a) Wulf Rehder

     (b) 4636 Timber Lane, Occidental, CA  95465

     (c) Professor of mathematics from 1982 to 1986, first at Denver University (Colorado), then at San Jose State University (California). Since 1986 worked in technical and managerial positions at Hewlett Packard, Excite@Home, and until 2002 as Vice President of Engineering and Operations at Instill Corporations in Redwood City, California. Since 2003 independent management consultant.

CUSIP NO.: None                                                Page 3 of 5 Pages

     (d) The Reporting Person has not during the last five years been convicted in a criminal proceeding (excluding traffic violations).

     (e) The Reporting Person has not during the last five years been subject to or party to a civil proceeding regarding any violation of state or federal securities laws, nor has any judgment, decree or order of any type been entered against reporting person.

     (f) Citizenship: German citizen and permanent US resident (permanent green card).



ITEM 3.  SOURCE AND AMOUNT OF THE FUNDS

     No funds were used. Infinity Capital Group, Inc. shareholders became the shareholders of the surviving entity, Infinity Capital Group, Inc., as a result of the merger between Infinity Capital Group, Inc. and Fayber Group, Inc.


ITEM 4.  PURPOSE OF THE TRANSACTION

     There are no plans or proposals known to the Reporting Person, except as listed below, which relate to or would result in:

     (a) Infinity Capital Group, Inc. issued 100,000 shares of common stock in exchange for all of the issued and outstanding stock of Fayber Group, Inc. on April 29, 2005.

     (b) A merger between Infinity Capital Group, Inc. and Fayber Group, Inc. was completed on May 2, 2005.

     (c) Infinity Capital Group, Inc. issued 100,000 shares of common stock and a Promissory Note for $20,000 to Bernard F. Pracko, II in exchange for all of the issued and outstanding stock of Fayber Group, Inc. on April 29, 2005.

     (d) As a result of the merger, Wesley F. Whiting resigned as Secretary/Treasurer but remains a director. Gregory H. Laborde is President and Director effective immediately and Jerry Gruenbaum is Secretary. Theodore A. Greenberg, Pierce McNally and Steven Katz were appointed Directors.

     (e) Any material change in the present capitalization or dividend policy of the Issuer;

CUSIP NO.: None                                                Page 4 of 5 Pages


     (f) Any other material change in the Issuer's business or corporate structure including but not limited to, if the Issuer is a registered closed-end investment company, any plans or proposals to make any changes in its investment policy for which a vote is required by Section 13 of the Investment Company Act of 1940;

     (g) Changes in the Issuer's charter, bylaws or instruments corresponding thereto or other actions which may impede the acquisition or control of the Issuer by any person;

     (h) Causing a class of securities of the Issuer to be delisted from a national securities exchange or to cease to be authorized to be quoted in an inter/dealer quotation system of a registered national securities association;

     (i) A class of equity securities of the Issuer becoming eligible for termination of registration pursuant to Section 12(g)(4) of the Act; or

     (j) Any action similar to any of those enumerated above.


ITEM 5.  INTEREST IN SECURITIES OF THE ISSUER

     (a) Aggregate number of shares owned
          (directly and indirectly):                   342,358 Common Shares
                                                       13,125 Class C Warrants

         Percent of outstanding shares owned:   6.14% at May 6, 2005
                                                5.51% if Warrants are exercised

     (b) Sole Power of voting for Reporting Person:    342,358 Common Shares
                                                       13,125 Class C Warrants

     (c) Transactions in securities in the past
         60 days for Reporting Person:                    None

     (d) No other person is known to have power to direct receipt of dividends from, or proceeds from sale of such securities.

     (e) Not Applicable

CUSIP NO.: None                                                Page 5 of 5 Pages

ITEM 6. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER.
--------------------------------------------------------------------------------

     The Reporting Person has no other contracts, arrangements, understandings or relationships with respect to securities of the Issuer as of the date hereof.


ITEM 7.  EXHIBITS

     3.3 - Articles of Merger - MD
     3.4 - Articles of Merger - NV



                                    SIGNATURE


         After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.



Dated: May 11, 2005                 /s/Wulf Rehder
                                    -------------------------
                                    Wulf Rehder